VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Mail Stop 4561
Washington, D.C. 20549-4561

Attention:	Paul Monsour H. Roger Schwall

Re:	Stratex Oil & Gas Holdings, Inc.
Current Report on Form 8-K Filed July 12, 2012, as amended on July 13, 2012 (File No. 333-164856)

Ladies and Gentlemen:

On behalf of Stratex Oil & Gas Holdings, Inc. (the “Company”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Current Report on Form 8-K, which was initially filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2012 (the “Current Report”).  For your convenience, we have enclosed a courtesy package which includes two copies of Amendment No. 2 which have been marked to show changes from the filing of the Current Report.

Amendment No. 2 has been revised to reflect the Company’s responses to the comments received by email on August 10, 2012 from the staff of the Commission (the “Staff”).  For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

General

1.	We will issue under separate cover any comments resulting from the review to be conducted by our petroleum engineer.

2.	Please define at the place of first usage all acronyms used throughout your filing. For example, you have not defined the terms “USGS” at page 10, “HBP” at page 18, and “BLM” at page 27.

Response: Acronyms have been revised to include their definition at first use.

Cautionary Note Regarding Forward-Looking Statements, page [omitted]

3.
You indicate that you are an issuer of penny stock at page 57. Therefore your suggestion that your disclosure constitutes forward-looking statements as “defined in the Private Securities Litigation Reform Act of 1995” requires revision. See Exchange Act Section 21E(b)(1)(c). Please revise, and also eliminate the suggestion that “will” identifies forward-looking statements.

Response: The reference to the Private Securities Litigation Reform Act of 1995 has be removed and revised to state “forward-looking statements within the meaning of applicable securities laws.” The word “will” has been deleted.

Description of Property, page 12

4.
Eliminate references to third-party production, activities, and plans, unless you are working on these projects with the third parties. Examples include references to Anadarko’s plans to drill, purchases by Hess, and SM Energy producing wells.

Response: The references to third parties have been removed.

MD&A of Financial Condition and Results of Operation, page 62

Liquidity and Capital Resources, page 66

Planned Capital Expenditures, page 67

5.
The guidance in Item 303(a) of Regulation S-K, specifically paragraphs (a)(1) and (2), requires an analysis of your liquidity and capital resources. Given that you have one well in the process of being drilled in Lane County, KS and that you should have received “notification of development well in-fill drilling on some of [y]our minority working interest acreage in the Bakken” by July 6, please discuss known commitments for capital expenditures and any expected material change to the mix and relative cost of your capital resources. For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to FRC §§ 501.12 and 501.13.

Response: The Company incurred approximately $60,000 in development costs on the well during July and August 2012. The Company expects to incur maintenance costs of approximately $7,000 to $9,000 per month for the next twelve months to maintain the asset.

Security Ownership of Certain Stockholders and Management, page 72

6.
Based upon the number of common shares retained by pre-Merger stockholders of Pubco and upon your predecessor’s Preliminary Schedule 14C filed May 18, 2012, it appears that Stanley C. & Mimi Lee might collectively beneficially hold 5% or more of your common stock and need to be identified accordingly in the table at page 72. Please confirm our understanding and revise accordingly, or explain.

Response: Stanley C. & Mimi Lee collectively beneficially hold 4.96% of our common stock.

7.
Given the voting power available to holders of the Series A Preferred, include new textual or tabular information which makes clear the voting control their holdings represent as a result. We note the related disclosure at page 60, for example.

Response: A paragraph has been added detailing the voting power of the Series A Preferred Stock per share and in the aggregate.

Directors and Executive Officers, page 73

8.
For each listed individual, provide a complete description of the principal business activities (occupations, employment, positions held) during most recent five years, leaving no gaps or ambiguities with regard to time. Also, clarify for your two officers how much of their respective professional time has been and will be devoted to your business. Refer generally to Items 401(c) and 401(e) of Regulation S-K.

Response: A revised biography has been added disclosing principal business activities for the previous five years and clarifying each individual’s professional time dedicated to the Company’s business.

9.	Provide us with the FINRA order regarding the suspension this year of Mr. Kelly.

Response: A copy of the FINRA order regarding the suspension of Mr. Kelly this year has been forwarded as part of this mailing.

10.	We note that your website identifies Neal LaFever and Michael Mahan as part of your “Management Team.” Tell us why they are not listed here in your filing.

Response: Mr. LaFever and Mr. Mahan no longer perform services for us and will be removed from our website.

Consultants, page 75

11.
In a manner similar to that done for Mr. Kazmann, indicate the services to be provided by Messrs. Briones and Epstein. Also, file the consulting agreements for each of the three as exhibits to the registration statement.

Response: The biographies of Messrs. Briones and Epstein have been revised in a manner similar to Mr. Kazmann. The consulting agreements for each of the consultants have been filed as an exhibit to the amended 8-K filing.

Certain Relationships and Related Transactions, page 80

Transactions with Pubco Shareholders, page 80

12.
We note that following Pubco’s May 31, 2012, forward-split on a 3.5 for 1 basis, there were approximately 5,110,000 issued and outstanding common shares held by Pubco shareholders before taking into account the issuance of shares of Common Stock in the Merger and after giving pro forma effect to the Split-Off. Revise to clarify how this figure can be reconciled with your statement at page 5 that on the July 6, 2012 Closing Date, “pre-Merger stockholders of Pubco retained 6,110,000 shares of Common Stock.”

Response: The disclosure has been corrected to “6,110,000” shares of common stock retained by pre-merger Pubco stockholders.

13.
Supplementally provide us a reconciliation showing how you got from your March 31, 2012 ending balance of 54,352,585 common shares per page F-3 to the 5,110,000 common shares. In conjunction with the reconciliation, tell us why the 15,945,000 common shares issued from June 2011 to October 2011 as described on page 83 are not on your Statement of Stockholders’ Equity per page F-3.

Additionally, please note that the number of shares presented on your financial statements should be retroactively restated for the effect of the forward split.

Response: The Company Is re-filing with September 30, 2012 financial statements.  Included in the amended filing will be a revised Statement of Stockholders’ Equity.

Description of Capital Stock, page 80

14.	Provide a detailed description of the impact on common stock voting rights as a result of the issued and outstanding Series A Preferred, as Item 202 of Regulation S-K requires.

Also revise the disclosure at page 60 or explain to us why you suggest there that “approximately” 100% of the Series A is held by your officers and directors.

Response: A detailed description stating the impact of the Series A Preferred Stock on common voting rights has been added. The term “approximately” has been removed.

Financial Statements - V Stratex Oil and Gas, Inc.

General

15.	Please be reminded of the financial statement update requirements of Rule 8-08 of Regulation S-X in your next filing amendment.

Response: The Company is re-filing with September 30, 2012 financial statements.

Notes to Interim Financial Statements

Note 2 - V Summary of Significant Accounting Policies, page F-5

Oil and Gas Properties, Successful Efforts Method, page F-7

16.	Please expand your disclosure to add your policy for calculating depletion of oil and gas properties, similar to your disclosure on page 69.

Response: The Company is including the September 30, 2012 financial statements. Included within the statements is the policy for depletion of oil and gas properties.

Note 6 - V Notes Payable, page F-13

17.
As of March 31, 2012 you report an amount related to notes payable of $1.3 million; the majority of which is payable on May 24, 2012. Please expand your disclosure here and elsewhere in your document to explain how you intend to repay this amount, and if applicable, the material provisions of note conversion, extension or revision of terms.

Response: The Form 8K/A has been amended to further disclose explain how we intend to repay this amount.

Notes to Year End Financial Statements, page F-24

18.	Please revise to provide the disclosures required by ASC 932-235-50, or tell us why such disclosures are not required.

Response: The amended Form 8K/A provides the disclosures required by ASC 932-235-50.

Pro Forma Financial Statements - V Stratex Oil & Gas Holdings, Inc.

Pro Forma Balance Sheet, page PF-2

19.	Please revise to present the pro forma balance sheet as of the end of your most recent interim date as required by Rule 11-02(c)(1) of Regulation S-X.

Response: The Company is re-fling the amended 8K/A to include pro forma statements for September 30, 2012.

Pro Forma Statement of Operations, page PF-3

20.
Please revise your statement of operations to reclassify the portion of Stratex Oil & Gas, Inc.’s reported operating expenses that belongs in cost of revenues. If you present a gross profit measure, note that in addition to production expenses, DD&A and G&A expenses related to cost of revenues must be included in such measure.

Response: The Company is re-fling the amended 8K/A to include pro forma statements for September 30, 2012.

Pro-forma Adjustments, page PF-5

21.	Please expand your disclosure to explain why you eliminated as pro forma adjustments on page PF-3 all of Stratex Oil & Gas Holdings, Inc.’s operating results.

Response: The Company is re-fling the amended 8K/A to include pro forma statements for September 30, 2012.

22.
Please provide a pro forma statement of operations for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required to comply with Rule 11-02(c)(2) of Regulation S-X.

Response: The Company is re-fling the amended 8K/A to include pro forma statements for September 30, 2012.

Exhibits (as filed with the Form 8-K on July 12, 2012)

General

23.
Your exhibit list does not accurately reflect whether and when the listed exhibits have been filed. Revise to disclose precisely when each was filed, to the extent not included with the current version of the amended Form 8-K.

Response: The exhibit table has been revised to specify when each of the listed exhibits has been filed.

24.
Exhibits 2.2, 2.3, 3.1, exhibit A of 10.6, and exhibit A of 10.10 were electronically filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer Manual, Volume II: “EDGAR Filing,” Version 19 (March 2012) and Item 301 of Regulation S-T.

Response: Exhibits 2.2, 2.3, 3.1, exhibit A of 10.6, and exhibit A of 10.10 have been replaced and are being resubmitted in the amended Form 8-K in a text searchable format.

25.
Exhibits A through E of Exhibit 2.1 and D through F of Exhibit 10.5 have not been filed. For all exhibits, either file all missing sub-exhibits or, if appropriate, provide the disclosure regarding the agreement to furnish such items that Item 601(b)(2) of Regulation S-K would require.

Response: We have decided to exclude Exhibits A through E of Exhibit 2.1 and D through F of Exhibit 10.5. We believe, pursuant to Item 601(b)(2) of Regulation S-K, that the excluded Exhibits are not material to an investment decision in the Company. The Company agrees to furnish supplementally copy of any omitted exhibits to the Commission upon request.

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

Meister Seelig & Fein, LLP

/s/Mitchell L. Lampert

Mitchell L. Lampert